

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

March 21, 2007

John Voris, Chief Executive Officer
HAPC, Inc.
350 Madison Avenue, 20th Floor
New York, NY 10017

> Re: **HAPC, Inc.**
> **Amendment No. 1 to Proxy Statement on**
> **Schedule 14A**
> **Filed February 14, 2006**
> **File No. 000-51902**

Dear Mr. Voris,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Material Terms of the Acquisition, page i

1.   We note your response to comment three of our letter dated January 17, 2007 that you have the option to borrow from a third party rather than I-Flow to finance the acquisition, which would allow you to do an all cash business combination. Please revise the appropriate section(s) to discuss the possibility. Elaborate on how you will go forward procedurally should you obtain a third party loan. Clarify if the terms of such loans would be the same as the terms you have in place with I-Flow. Clarify whether you are currently seeking such third party financing.

2.   We note your response to comment four of our letter dated January 17, 2007 that you will still use the remaining time that is under the terms of your Certificate of Incorporation to seek an alternative business combination. Based on your disclosure, it would appear that you would have to raise additional funds if this transaction is not approved. Please revise the appropriate section to disclose if such additional funds would be obtained with waivers. In addition, if this business combination is not approved, then the company would appear to have to enter into another letter of intent or definitive agreement to obtain the extension to April 18, 2008, rather than the October 18, 2007 date for commencing the dissolution and liquidation process. Please advise or revise.

3.   Since your disclose indicates that you will have insufficient funds, please revise the appropriate sections to discuss the time frame you will use to obtain additional funds. Is you are not able to locate sufficient additional funds by a certain time, would you then initiate the liquidation and dissolution process even though you have not reached the 18 month deadline?

Summary, page 5

4.   We note your response to previous comment 7 of our letter dated January 17, 2007. The terms of the 'Base rate' remain unclear on pages 6, 33 and 36. Upon its determination, revise your proxy statement to provide additional guidance regarding this rate, including its definition and the means by which an investor can locate and/or re-calculate this rate.

5.   We note the disclosure on page 11 that Messrs McDevitt and LaVecchia have collectively "committed to purchase $1,000,000 of warrants in the market at prevailing market prices or from HAPC." The additional disclosure at the bottom of page 11 only discloses a purchase of $437,000. Please revise to clarify if they are obligated to purchase the full $1 million amount. Also, clarify the reason for this warrant purchase and why the warrants were purchased from the company rather than the market.

6.   Please clarify the results of the discussions with FTN regarding its role in acting as an advisor in negotiating the acquisition. Clarify why the consideration is being negotiated now, after the fact, rather than before. Clarify whether an agreement was entered into at the time the services were retained for FTN to act as an advisor. We may have further comment.

7.   We note that you have entered into employment agreements with Messrs. McDevitt and LaVecchia. Briefly disclose the compensation to be paid as a result of the employment agreements.

Proposal 1 – The Acquisition Proposal, page 27

8.   We note your response to comment 19 of our letter dated January 17, 2007. It is still not clear how and when I-Flow was aware of your business plan. Please revise to clarify. Clarify when the initial contact between I-Flow and HAPC occurred, directly or indirectly. Clarify who initiated the contact and the nature of the contact. Clarify how you were contacted regarding the private auctions process and who commenced this communication. Provide a more detailed discussion of the communications between the parties, preliminary or otherwise, and the timing of the communications. Clarify whether any affiliates or contacts of the company had any preliminary involvement. We may have further comment.

9.   Clarify whether any of the officers, directors, affiliates or contacts of HAPC knew or had any contact with any of the officers, directors or affiliates of I-Flow prior to April 18, 2006.

10.   We reissue comment 18 of our letter dated January 17, 2007. Provide a more detailed discussion of the contacts made with various principals and intermediaries following the IPO "in order to generate ideas for a suitable business combination." Clarify when these discussions with your contacts commenced. Clarify whether you entered into any agreements or understandings with any of the contacts in the search for a target business.

11.   We note your response to comment 20 of our letter dated January 17, 2007. Please revise to identify the experts you used. We also note that $187,371 has been paid to date. Please revise to disclose the amount still owed to those parties, if any.

12.   We note that you requested the assistance of FTN in connection with your bid. Clarify whether you entered into an agreement or understanding to retain the services of FTN.

13.   We note your response to comment 23 of our letter dated January 17, 2007. Please revise to include the response into this proxy statement.

14.   Please clarify whether any warrants were purchased in the open market pursuant to the agreement entered into prior to the IPO to purchase up to $1 million in the open market.

15.   We note your response to comment 29 of our letter dated January 17, 2007. The disclosure on page 38 of the prospectus states that "no fees or compensation for investment banking or other advisory services will be payable to FTN Midwest Securities Corp., or any of its affiliates, under these agreements." It is not clear how the decision now to pay FTN Midwest

Securities is consistent with the disclosure in your prospectus. Please revise your proxy to include your response and clarify how the change is now consistent with the disclosure in your prospectus. We may have further comment.

Acquisition Financing, page 33

16. We note the additional disclosure on page 33 in response to comment 37 of our letter dated January 17, 2007 regarding the significant covenants contained in the promissory note. Please revise to describe the "most significant" covenants so that investors can understand the risks associated with the promissory note.

The Stock Purchase Agreement, page 36

17. Clarify the amount of cash from the trust that will remain for use by the resultant company assuming maximum conversion. Clarify how you arrive at this number and how you determined that there will be approximately $5 to $7.5 million available after the acquisition.

18. We note your response to comment 35 of our letter dated January 17, 2007. Please revise to discuss the basis for your belief that "the operations from the existing InfuSystem business will be sufficient to pay the interest on the debt." Also, we note the additional disclosure that you intend to refinance the principal at maturity. Please revise to clarify if that means you would not be able to pay the amount due at maturity. Discuss the basis for the intention to refinance.

19. We note that all of the promissory note will be secured by all of the assets of InfuSystem and HAPC. Add a risk factor.

20. We note the revise disclosure on page 41 under the caption "sufficient cash." You have revise to disclose that it is "expected" that InfuSystem's cash "may be transferred" to I-Flow. It is not clear how an action is "expected" to "may be" occur. Please revise to clarify if it is expected that the cash will be transferred and if so, how that will affect the purchase price. Also, estimate what the "sufficient" level of cash will be.

BNY Capital Markets, Inc. Fairness Opinion, page 47

21. We note your response to comment 41 and the revise disclosure on page 33. We are not able to locate the value the board assigned to the target company. Please revise to discuss the value determined by the board and how this valuation was determined.

22.   We note your response to comment 42 of our letter dated January 17, 2007. The financial analyses were based on the projections, which you disclose are "substantially consistent" with the performance of InfuSystem. As such, please revise to discuss the projections, developed by your management, and compare them to InfuSystem's "performance over the past several years." We note that you have already disclosed that stockholders should not place undue reliance upon the estimates.

23.   We note your response to comment 46 of our letter dated January 17, 2007 that the multiple range was based on the trading multiples of "comparable companies." Please revise to disclose those companies deemed comparable and discuss how they were determined to be comparable.

24.   In both the selected companies and acquisitions analyses disclosure, please revise to disclose the value of the comparable companies listed or the transaction value for the acquisitions listed.

Information about InfuSystem, page 57

25.   We note your response to comment 50 of our letter dated January 17, 2007 that HAPC belief is the basis for the disclosure that InfuSystem is on of the largest providers of ambulatory infusion pump management services. Please revise to provide the basis for your noted belief.

26.   We note your response to comment 60 of our letter dated January 17, 2007 and the additional disclosure on page 57 and 61 that "certain of InfuSystem's . . . suppliers have verbally indicated that InfuSystem is their largest purchaser . . . in the oncology chemotherapy infusion market." Does the disclosure indicate you are the specific suppliers' largest purchaser or the markets largest purchaser? Please revise to identify the noted suppliers. Also, please revise to discuss the significance of the noted disclosure. Are the suppliers the largest suppliers? Are they the smallest? Do suppliers typically sell their products to many purchasers?

27.   We note the additional disclosure on page 57 that InfuSystem "enjoys competitive barriers to entry against other suppliers." Please revise to elaborate on this and substantiate the belief that the competitive barriers exist.

28.   Please advise why there is no disclosure discussing the regulatory effects on your business.

29.   Clarify whether any of your suppliers provide more than 10% of your ambulatory infusion pumps. If so, they would appear to be material suppliers and the disclosure should be revised accordingly. Disclose the percent of

John Voris, Chief Executive Officer
HAPC, Inc.
March 21, 2007
page 6

ambulatory infusion pumps supplied by each named supplier. Disclose the material terms of the pricing agreements with any material suppliers.

30.   Please revise to define the term "evergreen clause."

Selected Historical Financial Information, page 62

31.   Please refer to prior comment 67. Revise your balance sheet data to indicate the results as of December 31, 2002 and 2001, and as of September 30, 2006 and 2005 are unaudited.

Interim Results of Operations as of September 30, 2006, page 66

32.   We note your response to comment 70 of our letter dated January 17, 2007. Please revise to define the "cost-plus" and "percentage of collections" terms of the new agreement with I-Flow that will be in effect after the closing.

Compensation of Executive Officers, page 76

33.   Provide the information required by Item 402 of Regulation S-K for the officers and directors of HAPC.

Dissolution and Liquidation if No Business Combination, page 83

34.   We note your responses to comments 79 and 82 of our letter dated January 17, 2007 and the revised disclosure on page 84 that at the time "of a liquidation HAPC will have expended the net proceeds . . . held outside of the trust account." Please revise to clarify if you have already expended such proceeds. Also, please revise to quantify the outstanding liabilities that will be owed should you have to liquidate and dissolve. Quantify those which are and are not covered by waivers.

35.   Based on the disclosure on page 81 about the expenses incurred, it is not clear how you will have enough proceeds to fund a dissolution or liquidation as disclosed in the additional disclosure on page 85, even taking in to account the funds received from the warrant purchases by Mr. McDevitt. Please advise or revise.

36.   We note the disclosure added as a result of comment 81 of our letter dated January 17, 2007 that you may bring claims against Messrs. McDevitt and LaVecchia if they assert they are not able to satisfy the claims of third parties. Please clarify how you will determine whether to bring claims or not. Also, discuss the fiduciary duty of the board in making this determination.

37.   We note your disclosure at page 86 indicating, "Each of HAPC's auditors and accountants, as well as FTN, have executed waivers against any claims to the trust account for fees payable to them by HAPC. HAPC believes that these waivers are valid and enforceable against its auditors, accountants and FTN". Because your auditor has waived its right to a remedy that is normally available to creditors when amounts due have not been received, the staff believes your auditor's independence may be impaired. Please refer to the Codification of Financial Reporting Policies, Section 602.02.b.iv., Unpaid Prior Professional Fees, for further guidance. Tell us why your auditors remain independent after signing the above waiver agreement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 87

38.   We note your reference to the Economic and Valuation Services practice of an accounting firm in conjunction with your determination of the purchase price allocation. Disclose the provider of this independent valuation and include the appropriate consent as an exhibit to your filing. If the consultant is not independent, revise your disclosures to indicate such fact accordingly.

39.   We note the revision made in response to prior comment 85. It does not appear appropriate to record a pro forma adjustment to increase revenue in an amount determined by applying the terms of a newly negotiated services agreement to historical levels of activity. Please remove the pro forma adjustment and provide discussion of the services agreement supplementally in the narrative or footnotes or explain how the adjustment meets the requirements of Article 11 of Regulation S-X as it pertains to business combinations.

Beneficial Ownership of Securities, page 107

40.   We note your response to comment 92 of our letter dated January 17, 2007 that the shares underlying the public warrants are not included in the disclosure in this section. It is not clear how such warrants are not exercisable within 60 days of the date of your definitive proxy. Please advise.

Price Range of Securities and Dividends, page 110

41.   Please update the table to reflect the information through the most recent practicable date.

Note 3. Restatement and Reclassification of Previously Issued Financial Statements, page F-28

42.   We note the fair value of your warrants is based on quoted market prices, except in instances where these market prices are not readily available. In

addition, we note your disclosures at page 79 indicating you allocated the unit price between the share of common stock and the warrants issued based upon the relative fair value determined by reference to comparative companies. Provide us further details of this calculation, including the comparative companies on which you based your analysis, the pricing model on which you relied and the relevant assumptions applied to this model.

43.   The fair value of the warrant derivative is reported as $19,666,667 on April 18, 2006, with no gain or loss on the income statement. The fair value is reported as $10,125,151 as of June 30, 2006. Please explain why the gain on the change in fair value is reported as $9,787,645 through June 30, rather than $9,541,516.

Annex A

44.   We note your response to comment 96 of our letter dated January 17, 2007 that the schedules are not material. Please advise us of the content and discuss how such information is not material.

Annex C

45.   We reissue comment 97 of our letter dated January 17, 2007. Please remove the statement that the fairness opinion is for the exclusive benefit of the board of directors of HAPC. The fairness opinion is included with this proxy and therefore shareholders should be able to rely upon the opinion.

46.   We reissue comment 98 of our letter dated January 17, 2007. Please provide the consent of BNY for the fairness opinion to be included with the proxy statement.

General

47.   Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

 Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the financial statements may be directed to David Walz at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director